Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
December 29, 2005 at 10.00 am

AMER SPORTS CORPORATION: EXERCISE OF 2002 WARRANTS

A total of 10,500 Amer Sports Corporation's shares have been subscribed for as a result of an exercise of its 2002 warrants. The corresponding increase in the Company's share capital amounting to EUR 42,000 was registered on 29 December 2005. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 285,870,840 and the total number of shares in issue is 71,467,710.

Shareholder rights commence from the registration date 29 December 2005. The new shares will be listed on the Helsinki Exchanges on 30 December 2005.

The subscription period of Amer Sports' 2002 warrant scheme will end on 31 December 2007.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com




06010140


SEC MAIL PROCESSING
RECEIVED
JAN 09 2006
WASH. D.C.
213
SECTION